AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
JUNE 30, 2014 and 2013

(Expressed in Canadian Dollars)
(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	June 30,	March 31,
	2014	2014
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents (note 3)	$4,284,773	$4,772,772
Amounts receivable and other assets (note 5)	89,650	76,264
Marketable securities (note 6)	73,615	96,179
	4,448,038	4,945,215

Non-current assets
Restricted cash (note 4)	232,927	232,666
Amounts receivable (note 5)	152,376	128,184
	385,303	360,850

Total assets	$4,833,341	$5,306,065

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$31,934	$35,401
Balance due to a related party (note 10(b))	61,482	69,939
	93,416	105,340

Shareholders' equity
Share capital (note 9)	58,767,910	58,761,410
Reserves	5,082,474	5,103,263
Accumulated deficit	(59,110,459)	(58,663,948)
	4,739,925	5,200,725

Total liabilities and shareholders' equity	$4,833,341	$5,306,065

Nature and continuance of operations (note 1)
Events after the reporting period (note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended June 30,
	2014	2013

Expenses
Exploration and evaluation (notes 10, 12)	$187,061	$343,187
Assays and analysis	15,261	2,799
Equipment rental	–	5,856
Geological	83,525	267,127
Graphics	276	2,571
Property costs and assessments	56,500	–
Site activities	3,927	38,772
Socioeconomic	25,351	22,326
Travel and accommodation	2,221	3,736

Administration (notes 10, 12)	287,671	337,087
Depreciation	–	91
Legal, accounting and audit	952	2,574
Office and administration	276,536	276,625
Shareholder communication	4,491	44,174
Travel and accommodation	4,785	7,152
Trust and filing	907	6,471

Share-based payments	–	54,099
Share-based payments - exploration-related	–	21,488
Share-based payments - administration-related	–	32,611

	474,732	734,373
Other items
Interest income	(14,976)	(18,268)
Interest expense	–	5,186
Foreign exchange loss	36	(186)
Gain on disposal of AFS financial assets (note 6)	(13,281)	–
Loss for the period	446,511	721,105

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Revaluation of AFS financial assets (note 6)	7,344	2,196
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	13,445	–
Total other comprehensive loss for the period	20,789	2,196

Comprehensive loss for the period	$467,300	$723,301

Basic and diluted loss per common share	$0.00	$0.01

Weighted average number of common shares outstanding	138,737,248	138,624,061

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	54,099	–	–	–	54,099
Total other comprehensive loss for the period	–	–	–	–	(2,196)	–	(2,196)
Loss for the period	–	–	–	–	–	(721,105)	(721,105)
Balance at June 30, 2013	138,624,061	$58,756,410	$2,153,735	$2,811,220	$23,845	$(57,230,248)	$6,514,962

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$2,811,220	$89,403	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 9(a))	100,000	6,500	–	–	–	–	6,500
Total other comprehensive loss for the period	–	–	–	–	(20,789)	–	(20,789)
Loss for the period	–	–	–	–	–	(446,511)	(446,511)
Balance at June 30, 2014	138,824,061	$58,767,910	$2,202,640	$2,811,220	$68,614	$(59,110,459)	$4,739,925

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2014	2013
Cash provided by (used in):

Operating activities
Loss for the period	$(446,511)	$(721,105)
Adjustments for:
Depreciation	–	91
Interest income	(14,976)	(18,268)
Interest expense	–	5,186
Common shares issued, included in exploration expenses (note 9(a))	6,500	–
Share-based payments	–	54,099
Gain on disposal of AFS financial assets (note 6)	(13,281)	–
Changes in working capital items
Amounts receivable and other assets	(13,386)	84,699
Restricted cash	(261)	(306)
Amounts receivable - non-current	(24,192)	102,847
Accounts payable and accrued liabilities	(3,467)	11,600
Balances due to related parties	(8,457)	111,996
Net cash used in operating activities	(518,031)	(369,161)

Investing activities
Interest income	14,976	18,268
Proceeds from disposition of AFS financial assets, net (note 6)	15,056	–
Net cash provided by investing activities	30,032	18,268

Financing activities
Interest paid on debenture	–	(10,315)
Net cash used in financing activities	–	(10,315)

Net decrease in cash and cash equivalents	(487,999)	(361,208)
Cash and cash equivalents, beginning of the period	4,772,772	5,869,313
Cash and cash equivalents, end of the period (note 3)	$4,284,773	$5,508,105

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 9(a))	$6,500	$–

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

These condensed interim financial statements (the "Financial Statements") of the Company for the three months ended June 30, 2014 and 2013 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all periods presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2014. Results for the period ended June 30, 2014 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company, other than in note 2(c), in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

The Board of Directors of the Company authorized these Financial Statements on August 14, 2014 for issuance.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2014, the Company has applied the following new accounting standard which was issued by the IASB:

•	Amendments to IAS 32, Financial Instruments: Presentation

The amendments to IAS 32 relate to the offsetting of financial assets and financial liabilities. The adoption of this amended standard had no material impact on the Company’s financial statements.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30,	March 31,
	2014	2014
Current
Value added taxes refundable	$19,627	$21,055
Prepaid insurance	30,023	55,209
Advance on mineral property option payment (note 7(a))	40,000	–
Total current	$89,650	$76,264

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$152,376	$128,184

6.	MARKETABLE SECURITIES

As at June 30, 2014 and March 31, 2014, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company’s material properties.

(a)	Ike Property

The Ike property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Option Agreement

On December 10, 2013, the Company entered into an agreement (the “Ike Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the Ike property, whereby Amarc had an option to acquire an 80% ownership interest in the property by making cash payments totaling $125,000, issuing 300,000 common shares, and by incurring $1,855,697 in exploration expenditures on or before November 30, 2015.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

In July 2014, subsequent to the end of the reporting period, the Ike Option Agreement was amended. Oxford assigned all of its interest in the Ike property (and the underlying option agreement with respect to the Ike property) to Amarc, and converted its ownership interest in the Ike property to a 1% net smelter return (“NSR”) royalty (capped at total payments of $2,000,000) in consideration of a $40,000 cash payment. Consequently, Amarc now has the right to acquire a 100% ownership interest in the Ike property from two private third parties (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000, issuing 100,000 common shares, and by incurring $1,855,697 in exploration expenditures before November 30, 2015.

As at June 30, 2014, the Company had incurred approximately $188,000 in exploration expenditures on the Ike property.

Amarc has further agreed that, upon completion of a positive feasibility study, Amarc will issue 500,000 common shares in total to the Optionors.

Royalties

Oxford’s 1% NSR royalty can be purchased at any time for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion).

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Optionors annually commencing on December 31, 2015.

(b)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(d)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2014	2014
Accounts payable	$4,934	$8,401
Accrued liabilities	27,000	27,000
Total	$31,934	$35,401

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	CAPITAL AND RESERVES

(a)	Issuance of common shares pursuant to acquisition of mineral property interests

During the three months ended June 30, 2014 and 2013, the Company issued its common shares pursuant to certain mineral property agreements as follows:

Properties	Three months ended June 30,
		2014		2013
	Number of	Fair	Number of	Fair
	shares	value	shares	value
Ike Property (note 7(a))	100,000	$6,500	–	$–
Total	100,000	$6,500	–	$–

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Three months ended		Three months ended
Share purchase options	June 30, 2014		June 30, 2013
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of period	5,155,900	$0.32	5,438,600	$0.32
Forfeited	(11,100)	$0.32	(52,800)	$0.32
Outstanding – end of period	5,144,800	$0.32	5,385,800	$0.32
Exercisable – end of period	5,144,800	$0.32	3,603,000	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at June 30, 2014 and March 31, 2014:

	June 30, 2014		March 31, 2014
	Number of share	Remaining	Number of share	Remaining
	purchase options	contractual	purchase options	contractual
Exercise price	outstanding	life (years)	outstanding	life (years)
$0.32	5,144,800	1.4	5,155,900	1.7

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

Remuneration for services rendered	Three months ended June 30,
	2014	2013
Short-term employee benefits	$64,003	$110,663
Share-based payments	–	26,570
Total	$64,003	$137,233

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 10(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" for the three months ended June 30, 2013 were transactions with C.E.C Engineering Ltd., a private company controlled by a former director of the Company, that provided administrative and technical services to the Company at market rates. There were no transactions with this company for the three months ended June 30, 2014.

(b)	Balances and transactions with related entities

Balances due to related parties	June 30,	March 31,
	2014	2014
Balance due to entity with significant influence (note 10(b)(i))	$61,482	$69,939

The following is a summary of transactions with related entities that occurred during the three months ended June 30, 2014 and 2013:

Transactions with related entities	Three months ended June 30,
	2014	2013
Services received from HDSI (note 10(b)(i)):
HDSI employee time charges, based on annually set rates	$290,720	$358,327
Key management personnel fees	49,900	88,300
Information technology services and maintenance fees	30,900	39,600
	371,520	486,227
Reimbursement of third party expenses to HDSI	2,482	3,224
	$374,002	$489,451

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(i)	Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	Executive Vice President	Employee
Ronald Thiessen	Director, President, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. HDSI also incurs third party costs on behalf of the Company.

11.	INCOME TAXES

(a)	Provision for current tax No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at June 30, 2014, the Company had unused non-capital loss carry forwards of approximately $11.4 million (March 31, 2014 – $11.1 million) in Canada.

As at June 30, 2014, the Company had resource tax pools of approximately $22 million (March 31, 2014 – $21.8 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

12.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Three months ended June 30,
	2014	2013
Salaries and benefits included in:
Exploration and evaluation	$130,902	$180,322
Office and administration	214,985	225,661
Shareholder communication	4,050	36,367
Total	$349,937	$442,350

13.	OPERATING SEGMENTS

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

14.	EVENTS AFTER THE REPORTING PERIOD

In August 2014, the Company obtained the rights to acquire a 70% and a 100% ownership interest in the Galore and Granite properties, respectively, which are located near the Ike property.

Galore Property Agreement

The Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Galore Resources and Amarc have agreed to form either a 51:49 or a 70:30 joint venture, as the case may be. The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Granite Property Agreement

The Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000. Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.